2006 Piedmont Natural Gas Annual Report



IT ALL + ADDS UP

   

LEADERSHIP + GROWTH + SERVICE = VALUE



IT ALL + ADDS UP

In thousands except per share amounts, degree days and customer additions	**2006**	2005	Percent Change
Earnings and Dividends			
Net Income	**$ 97,189**	$ 101,270	(4.0)%
Earnings Per Share of Common Stock:			
Basic	**$ 1.28**	$ 1.32	(3.0)%
Diluted	**$ 1.28**	$ 1.32	(3.0)%
Dividends Per Share	**$ .950**	$ .905	5.0 %
Margin, Revenues and Volumes			
Margin (Operating Revenues less Cost of Gas)	**$ 523,479**	$ 499,139	4.9 %
Operating Revenues	**$ 1,924,628**	$ 1,761,091	9.3 %
Gas Volumes – Dekatherms:			
Sales	**96,192**	104,117	(7.6)%
Transportation	**67,893**	65,951	2.9 %
For Power Generation	**26,099**	25,591	2.0 %
For Resale	**8,472**	8,779	(3.5)%
Total System Throughput	**198,656**	204,438	(2.8)%
Secondary Market Sales	**40,994**	47,057	(12.9)%
Degree Days – System Average	**3,192**	3,266	(2.3)%
Construction and Customer Additions			
Utility Construction Expenditures	**$ 204,116**	$ 191,407	6.6 %
Gross Customer Additions	**34,400**	32,800	4.9 %
Net Utility Plant – Year End	**$2,075,310**	$ 1,939,075	7.0 %
Common Stock			
Book Value Per Share – Year End	**$ 11.70**	$ 11.53	1.5 %
Market Value Per Share – Year End	**$ 27.00**	$ 23.67	14.1 %
Average Shares of Common Stock:			
Basic	**75,863**	76,680	(1.1)%
Diluted	**76,156**	76,992	(1.1)%

This report contains forward-looking statements. These statements are based on management's current expectations and information currently available and are believed to be reasonable and are made in good faith. However, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the statements. Factors that may make the actual results differ from anticipated results include, but are not limited to, regulatory issues, customer growth, economic and capital market conditions, the cost and availability of natural gas, competition from other energy providers, weather conditions and other uncertainties, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not rely on these forward-looking statements when making investment decisions. The words "expect," "believe," "project," "anticipate," "intend," "should," "could," "will," "assume," "can," "estimate," "forecast," "future," "indicate," "outlook," "plan," "predict," "seek," "target," "would," and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise except as required by applicable laws and regulations. More information about the risks and uncertainties relating to these forward-looking statements may be found in Piedmont's latest Form 10-K and its other filings with the SEC, which are available on the SEC's website at http://www.sec.gov.

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Includes customers served by municipalities who are wholesale customers

Net Income
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Earnings Per Share
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Dividends Per Share


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Market Value Per Share
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Fiscal year 2006 was a year of unprecedented challenges for our company and our industry. With record high wholesale natural gas prices and market volatility, our business was under considerable pressure. During the year, we addressed the challenges we faced head on and turned them into opportunities. Our many accomplishments in 2006 include:

- Solid operating and financial performance while taking actions that position us for future success,
- Attractive shareholder returns and dividends,
- Impressive customer growth achieved by marketing the value of our product and our services,
- Strong performances from our energy-related joint ventures,
- Successful implementation of our best-in-class customer service initiatives,
- Fair and reasonable settlements of important regulatory proceedings, and
- Completion of our management restructuring program.

These achievements were the direct result of the exceptional efforts of my many talented teammates at the Company. Their unwavering dedication to our customers, our company and our shareholders was inspirational to me and gave me great pride to be their leader. It is on their behalf that I proudly report the results of 2006 to you, our valued shareholders and other friends.

SOLID OPERATING AND FINANCIAL PERFORMANCE Our net income in 2006 was $97.2 million, down 4% from our record net income of $101.3 million in 2005. Earnings per diluted share were $1.28 in 2006, down 3% from a record of $1.32 per diluted share in 2005. Our financial results in 2006 were negatively impacted by the costs of strategic programs designed to streamline our business processes, capture operational and organizational efficiencies, resolve regulatory uncertainty and deliver best-in-class service to our customers. The actions we have taken this year – some accompanied by significant one-time costs – will strengthen our prospects for future success.

ATTRACTIVE SHAREHOLDER RETURNS AND DIVIDENDS Our total shareholder return (stock appreciation and dividends) during fiscal year 2006 was 18%. For the three-year period ended October 31, 2006, we delivered compounded annual earnings per share growth of 4.9% and a total shareholder return of 53%, placing Piedmont in the 68th percentile of total shareholder returns in our natural gas distribution peer group. In March, your Board increased the dividend 4.3% to an annualized level of $.96. This was the 28th consecutive year the Board increased the dividend for shareholders.

IMPRESSIVE CUSTOMER GROWTH We are fortunate to serve economically diverse and vibrant markets in our three-state service area in the Carolinas and Tennessee. With a customer growth rate of 3.5%, we added a near-record 34,400 customers to our gas distribution systems and now serve more than one million customers company-wide. Our growth rate is among the highest in the nation for natural gas distribution companies. With a new record set again this year in residential new construction customer growth, our strong regional markets recognize the value of our product and our services even in the face of higher natural gas prices.

STRONG JOINT VENTURE PERFORMANCE Fiscal year 2006 marked another year of strong performances by our energy-related joint ventures. In 2006, our joint ventures contributed $29.9 million to pre-tax earnings compared to $27.7 million in 2005, with SouthStar Energy contributing $22.9 million in 2006 and $22.0 million in 2005. SouthStar continues to be the market share leader in the unregulated retail natural gas market in Georgia, serving more than one-half million customers in that state.

Our newest joint venture is Hardy Storage, a 12 Bcf interstate natural gas storage project under construction in West Virginia. We are a 50% equity owner of this business venture along with a subsidiary of NiSource. This strategic market area storage project is fully subscribed under long-term contracts. Piedmont will make an equity contribution of $26 million to the project after it goes into service, scheduled for April 2007.

We continue to be pleased with the performance of our joint ventures and the attractive returns they generate for shareholders. These energy-related businesses complement our core natural gas distribution business and we will continue to look for additional strategic investment opportunities in the future.

BEST-IN-CLASS CUSTOMER SERVICE Early in 2006, we received a wake-up call when the wholesale cost of natural gas virtually doubled overnight because of the devastating impact of Hurricanes Katrina and Rita on Gulf Coast gas supplies. The demand for our customer contact services doubled as well. Despite ongoing improvements that had been made to our contact center capabilities, we were not fully prepared for the magnitude of these events. In response, we made commitments to our customers and our regulators to establish and deliver new best-in-class customer service. Our company-wide "Light Up Customer Care" program was born and has matured with successful implementation in 2006.

This strategic customer service initiative involves an investment in people, processes and technology to empower and motivate all our employees to consistently deliver high quality service to our customers. We established key performance metrics, such as our "80/20" standard, which targets answering 80% of all customer calls within 20 seconds – a metric for which every employee is accountable. As a part of the "Light Up Customer Care" program, we also committed to complete our $56 million investment in system-wide automated meter reading, or AMR, technology with full implementation in North Carolina by March 1, 2007 and South Carolina and Tennessee by May 1, 2007. Our AMR project is an investment in both operational efficiency and customer service. I am pleased to say that we have exceeded the 80/20 standard every month since May 2006 (96% in December 2006) and are on schedule to complete the AMR project on or before our target dates. Customer satisfaction is a principle deeply ingrained in the mission and core values of our Company and we are proud to take it to the next level.

IMPORTANT REGULATORY SETTLEMENTS During 2006, we resolved important regulatory proceedings in both North Carolina and South Carolina. In North Carolina, we reached a settlement regarding an experimental rate decoupling tariff that was adopted as a part of our 2005 rate case. This new rate design, also known as a "conservation tariff," more closely aligns the interests of our shareholders and our customers by allowing us to promote energy conservation while preserving a fair return for shareholders. Importantly, this settlement establishes regulatory certainty concerning this new tariff through October 31, 2008.

In South Carolina, we reached a settlement of our allowed rate of return under the Rate Stabilization Adjustment mechanism and created a new tracking mechanism for the recovery of uncollectible gas costs effective November 1, 2006. This settlement, like the one in North Carolina, was fair and reasonable to both customers and shareholders and creates more regulatory certainty in a dynamic market environment.

COMPLETION OF MANAGEMENT RESTRUCTURING PROGRAM In 2006, we restructured our management group as a part of an ongoing, larger effort aimed at streamlining the Company's business processes, capturing operational and organizational efficiencies and ensuring that our leadership team is organized to deliver competitive services to customers in the most efficient manner possible. At the end of this report, we recognize the contributions of those who gave so many years of service as officers, directors or managers of the Company. At the same time, we are excited about the new management team at the Company and believe that we are well organized with talented management professionals to meet the challenges ahead and turn them into opportunities for our shareholders.

IT ALL ADDS UP I believe we have emerged from fiscal year 2006 a much stronger company than we were entering it. We were challenged in 2006 like never before and delivered solid results while laying the foundation for future success through a series of strategic actions and programs. Our strengths that carried us through the year include: Leadership – which exists throughout the Company, Growth – serving strong and expanding markets that value our product and services, and Customer Service – a principal component of our mission and core values that every employee believes is fundamental to our business.

As you have no doubt noticed, the theme for this year's report is "It All Adds Up." Leadership, plus Growth, plus Customer Service equals Value. We will continue to leverage these strengths to create value for our shareholders. On behalf of your Board, management and employee team, I thank you for your support.

Thomas E. Skains
Chairman, President and Chief Executive Officer
January 12, 2007

Piedmont Natural Gas



"As one of the largest engines of economic growth in the U.S., the housing industry is vital to our nation's progress. Companies such as Piedmont Natural Gas understand the value of being intimately and comprehensively involved in the home building industry and its association as a win-win proposition. Piedmont's dedicated sales and marketing workforce, their excellent customer service focus, and their dedication to the industry in providing natural gas expertise all add up to success for their stakeholders."

***David Pressly** is President of Pressly Development Company, Inc. in North Carolina. He is also the 2006 President of the National Association of Home Builders, with 225,000 members nationwide.*



MARKET GROWTH Piedmont's sales and marketing activities continued to focus on the added value that clean-burning natural gas brings to customers in the form of reliability, efficiency, comfort and convenience. That message, coupled with record home building activity, led energy consumers and key energy decision makers to choose natural gas at a near-record pace resulting in a total of 34,400 new customers in 2006 – the second highest customer growth total in Piedmont's history – despite challenging market conditions marked by high and volatile wholesale natural gas prices throughout much of the year.

Residential customer growth accounted for 31,800 additions while commercial customer additions totaled 2,600. The Company's overall market growth rate at 3.5% continues to place Piedmont in the upper echelon of natural gas distribution companies in the United States.

The Company's successful sales and marketing results during 2006 clearly demonstrated the importance that energy consumers place on the total value proposition associated with natural gas. The creation of Piedmont's Residential Builder Resource Center and business process improvement activities further highlighted the Company's emphasis on developing and maintaining important relationships with key trade allies in order to grow the Company's customer base. These core strategies will continue to play a central role in Piedmont's sales and marketing efforts in the years to come.

RESIDENTIAL Residential customer additions during the year totaled 31,800. Of that amount, 30,100 additions were the result of new construction activity – a new record for the Company. Strong single-family construction activity throughout the Company's service area coupled with a market share of approximately 90% of all new homes where natural gas is available contributed to this success. Just as significantly, 80% of all new homes that utilize natural gas service use it for both space heating and water heating.

Sales and marketing activities during 2006 also yielded 1,700 new customer additions from energy consumers who switched to natural gas service from an alternative source of energy in existing homes.

COMMERCIAL Commercial market activity continued at a strong pace during 2006 with 2,600 customer additions. One of the Company's newest commercial additions was the United States National Whitewater Center in Charlotte, North Carolina, a premier training facility and park for our country's Olympic hopefuls and for the public at large.

The Company's Technology Center and Key Accounts Advisory Group continued to be important components of the commercial sales and marketing effort during 2006. In addition to numerous industry workshops conducted at the Technology Center, the facility also served as an important site for the testing of commercial foodservice equipment design and specifications in order to ensure the most efficient use of natural gas.

INDUSTRIAL Industrial marketing efforts during 2006 remained focused on customer relationships and load retention. Our large volume customers who have the capability to burn alternate sources of energy for their plant or process applications received special attention in 2006 to help us retain that competitive load. Piedmont was also successful in capturing new customer loads during 2006, among them a Smithfield meat processing facility in Kinston, North Carolina that will use natural gas in a variety of process applications and employ 360 workers at full production.

Because major plant expansions or new industrial facilities often have long lead times in terms of their siting and development, Piedmont also stays involved in economic development and community partnership activities as a means of participating in the energy decision process.

POWER GENERATION During 2006, Piedmont neared the completion of construction on a project for the North Carolina Electric Membership Corporation (NCEMC) to provide natural gas transportation service to two new power generation facilities located in Anson and Richmond Counties. These power generation facilities will use natural gas turbines to help serve the electricity needs of 2.4 million North Carolinians, particularly during peak load conditions. Both plants will be in service in 2007, with the combined capability of generating over 600 megawatts of electricity on a daily basis. With this addition, Piedmont's total peak daily power generation market will be approximately 6,900 megawatts.



"As a customer of Piedmont, my family and I depend on natural gas to warm our home, heat our water, and cook our food. The best part is we don't even have to think about it. It's always there."

Lili Barrentos *and her daughters, Daphne and Emily, are residential customers of Piedmont Natural Gas in Charlotte, North Carolina.*

In 2006, our "Light Up Customer Care" program involved important investments in our employees, processes and technology to deliver best-in-class service to our customers.

CUSTOMER light up CARE



EXCEEDING CUSTOMER EXPECTATIONS Keeping customers satisfied, exceeding service level expectations and fostering customer loyalty are all focal points of the Company's commitment to customer service. At no time has this commitment been more important to the Company than during the past year when wholesale natural gas prices virtually doubled as a result of the extremely tight balance between natural gas supply and demand and the Gulf Coast supply disruptions caused by Hurricanes Katrina and Rita. As a customer service organization, we received a wake-up call. With a surge in demand for our customer contact services, we worked to establish a "best-in-class" standard for customer service excellence within the natural gas distribution industry. We have fully embraced this opportunity to add value to our customer relationships and positively differentiate Piedmont from other providers of energy services.

BELIEF IN OUR EMPLOYEES Our commitment to our customers begins with a belief in our employees. During 2006, we launched a Company-wide "Light Up Customer Care" program to empower employees to consistently deliver high quality services to our customers. We have made important investments in people, processes, training, and technology in order to provide our front-line, customer contact representatives with the knowledge, the skills, and the tools to exceed customer service expectations. Over the past year, Piedmont has significantly increased the ability of customers to conduct routine self-service business with us, such as enrolling in the Company's Equal Payment Plan or viewing their account history. These services are provided through Internet tools and enhancements to our Interactive Voice Response (IVR) system. Providing our customers with these additional service choices while still providing easy access to knowledgeable customer service professionals is a key ingredient in first meeting, then exceeding, customer expectations.

BEST-IN-CLASS SERVICE Our commitment to exceed customer expectations extends beyond our investments in employees, processes and technology. It is embodied in the adoption of a clear customer service performance standard for which the entire Company shares accountability. The standard, known simply as 80/20, commits Piedmont to answering 80 percent of all customer calls within 20 seconds or less. Achieving this level of performance while enhancing the overall customer experience will position Piedmont as a provider of best-in-class customer service.

CONTINUOUS IMPROVEMENT Service, of course, is more than just an interaction with a contact center representative. At Piedmont, we recognize that best-in-class customer service is sustained when we focus on continuous business process improvement (CBPI). In 2006 we consolidated six regional business offices into one centralized business office in Charlotte. This centralized approach to back office work has streamlined our operations to serve our customers more effectively. In addition, we've restructured our field operations from a district to a regional organization, allowing flexibility of staffing across district lines. Another CBPI project nearing completion is our automated meter reading (AMR) project that began in 2005. As of December 31, 2006, we were 93% complete installing this technology that will enhance our operational efficiency, improve customer service and reduce the costs of meter reading. We expect to complete the $56 million AMR project by March 1, 2007 in North Carolina and May 1, 2007 in South Carolina and Tennessee.

USING ENERGY WISELY We firmly believe that one component of the overall solution to our country's energy and environmental issues is the wise use of all forms of energy, including natural gas. For this reason, we will continue to advocate the efficient use of natural gas and other energy products by our customers. In preparation for the 2006-2007 winter heating season, we launched our "Use Energy Wisely – It All Adds Up" campaign, touting a few simple conservation tips that could, taken together, save our customers as much as 35-40% on their winter heating bills. We also provided our customers with a complete listing of conservation recommendations as well as information on weatherization and low-income energy assistance through our naturalgasanswers.com website.

IT ALL ADDS UP Providing customers with great customer service can only be achieved if our employees are empowered to use their talents and knowledge through proper training and access to necessary resources. It is Piedmont's further belief that the entire organization must share accountability for customer service results by establishing clear performance goals and standards. This past year, after facing the challenges posed by the winter of 2005-2006, Piedmont has been successful in both areas.


HEIDELBERG
CONTIWEB

"As a leader in the printing and packaging industry, we recognize the importance of the needs and deadlines of our clients. Access to adequate natural gas supply at competitive prices is integral to our daily operations. We use a natural gas ink-drying oven to expedite our production, and we know we can depend on Piedmont Natural Gas for reliability, efficiency and convenience."

Ed Wylie *is the Executive Vice President of North American Sales for Cadmus Whitehall Group in Charlotte, North Carolina. His team provides printing, packaging, and distribution solutions worldwide.*



SUPPLY PORTFOLIO MANAGEMENT Providing reliable delivery of competitively priced supplies of natural gas to our diverse markets has long been the cornerstone of Piedmont's supply strategy and gas procurement efforts. With a service footprint encompassing some of the Southeast's most dynamic market areas, our supply requirements will continue to grow as we grow our customer base and extend service to newly developed markets.

In today's market environment, perhaps the most challenging in the history of our industry, the task of securing competitively priced natural gas supplies is more complex than ever. Wholesale market prices are high and volatile, and are extremely sensitive to weather, the economy, and domestic and global energy markets. To address these market dynamics, Piedmont employs a supply strategy focused on procuring and managing a diverse and competitive natural gas supply portfolio to meet our customers' long-term needs. We will add to our supply diversity through our firm storage contract with the Hardy Storage Company, providing additional market-area storage capacity that is scheduled to go into service in April of 2007. Additionally, through our firm transportation contract with Midwestern Gas Transmission Company, we will have access to new supply areas in the Rockies and Canada further diversifying our supply portfolio.

Important components of our supply strategy include competitive bidding processes and intense negotiations for gas supply contracts, natural gas hedging practices, storage optimization and secondary marketing and off-system sales. We continue to believe in the importance of satisfying the long-term needs of our markets with competitively priced natural gas.

SUPPLY AND DEMAND The demand for clean-burning natural gas is expected to grow significantly over the next 20 years. With production from existing domestic natural gas supply areas leveling off and ultimately declining, we believe the balance between supply and demand will remain tight unless and until proactive steps are taken by this nation to adopt a sound national energy policy.

Piedmont supports legislative and administrative measures to increase the supply of domestic and imported natural gas and we further advocate the development of pipelines and other infrastructure needed to deliver new natural gas supply sources to market. We encourage the direct use of natural gas for burner tip applications because it offers the highest energy efficiency. We also support policies and incentives that promote a more diverse mix of energy sources for electric power generation. And, we support the adoption of innovative utility rate designs that encourage increased energy efficiency and conservation.

THE NEED FOR A NATIONAL ENERGY POLICY SOLUTION The issues we face are national in scope and require a national solution. We must recognize that no single action will remedy these issues or quickly dispel the supply and demand conditions that currently exist. Competing energy and environmental interests must find a common ground upon which to develop lasting solutions to our country's energy and environmental issues.

For this reason, it is with appreciation that we recognize the bipartisan efforts of the 109th Congress in their passage of the Gulf of Mexico Energy Security Act (S.3711). We applaud the President for signing this important piece of legislation that opens up nearly 8.3 million additional acres in the central and eastern Gulf of Mexico for oil and natural gas leasing and that experts believe may hold as much as 6 trillion cubic feet (Tcf) of natural gas reserves. It is a good first step towards balancing supply and demand for our industry. But more must be done. We will continue to work on behalf of our customers and our shareholders to advocate national energy policy solutions.



"Since beginning this project in 2000, the Hardy Storage team has worked hard to bring this competitive natural gas storage service to the growing mid-Atlantic gas markets. Developing a project as technically and commercially complex as an underground natural gas storage field takes great teamwork. The synergy between Piedmont and Columbia Gas Transmission on this project has brought value to their businesses, shareholders, and Southeast markets."



Andy Theodos *is a petroleum engineer with 28 years of experience in the design and operation of natural gas storage at Columbia Gas Transmission Corporation, a subsidiary of NiSource. As a Storage Development Strategist on the Hardy Storage project, Andy's technical expertise has been instrumental in the design, development and execution of this new underground natural gas storage service.*

ENERGY-RELATED JOINT VENTURES Through our joint venture subsidiaries, Piedmont is invested in energy-related businesses including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation. These businesses complement our core gas distribution operations while providing our customers with cost-effective, long-term energy solutions and our shareholders with attractive rates of return.

PINE NEEDLE LNG Piedmont Interstate Pipeline owns a 40% membership interest in Pine Needle, which owns and operates a 4 Bcf interstate liquefied natural gas (LNG) storage facility in North Carolina that is regulated by the Federal Energy Regulatory Commission (FERC). Pine Needle is a cost-effective storage peaking service and has firm service agreements with local distribution companies and municipal gas authorities for 100% of the storage capacity of the facility, including service agreements with Piedmont for 64% of the capacity. Other equity members in Pine Needle are subsidiaries of The Williams Companies, SCANA Corporation, and Hess Corporation, and the Municipal Gas Authority of Georgia.

CARDINAL PIPELINE Piedmont Intrastate Pipeline owns a 21% membership interest in Cardinal Pipeline, which owns and operates a 102-mile intrastate natural gas pipeline in North Carolina that is regulated by the North Carolina Utilities Commission (NCUC). Cardinal Pipeline has a total capacity of 270,000 dekatherms per day and has firm service agreements with two local distribution companies for 100% of the firm transportation capacity of the pipeline, including a service agreement with the Company for 38% of the capacity. Other equity members of Cardinal Pipeline include subsidiaries of The Williams Companies and SCANA Corporation.

SOUTHSTAR ENERGY Piedmont Energy owns a 30% equity interest in SouthStar Energy Services, a Georgia-based unregulated retail natural gas marketer. Headquartered in Atlanta and operating primarily in the Georgia market, SouthStar – doing business as Georgia Natural Gas – sells natural gas to over half a million residential, commercial and industrial natural gas customers in Georgia and is the largest natural gas marketer in the state. The other equity member of SouthStar Energy Services is a subsidiary of AGL Resources, Inc.

HARDY STORAGE Piedmont Hardy Storage has a 50% equity interest in the Hardy Storage Company. The other 50% member of the joint venture is Columbia Hardy Corporation, a subsidiary of NiSource. The Hardy Storage field is an underground depleted gas reservoir storage facility located in West Virginia. The field, upon completion of construction, will have a total storage capacity of 12 Bcf and will be designed to deliver up to 176,000 dekatherms of natural gas per day to markets in the eastern United States. The project is fully subscribed under long-term, firm contracts with three natural gas distribution companies, including Piedmont with 40% of the capacity, and one natural gas municipality. The first phase of the project is scheduled to go into service in April of 2007.



"Piedmont's commitment to the communities they serve is clearly evidenced through their support of the U.S. National Whitewater Center. Their exemplary service and responsiveness to us as a customer is just one aspect of our relationship. They've also made an investment in our success with their dedication to the project. Partners like Piedmont Natural Gas add value to our community and make it a better place to live, work, and play."



Jeff Wise *is the Executive Director of the U.S. National Whitewater Center in Charlotte, North Carolina, the world's only multi-channel, recirculating whitewater river. The center's mission is to build stronger communities by promoting healthy and active lifestyles, developing environmental stewardship, and encouraging family and civic interaction.*

COMMUNITY PARTNERSHIP Partnering with the local communities we serve is an important element in the continuing success of our Company. We believe that the strength and economic well-being of any community depends on such partnerships and that being a good corporate citizen requires active involvement and participation in activities that help a community prosper and grow while also helping to improve the quality of life for its citizens.

During 2006, Piedmont continued its strong track record of community involvement, employee engagement and philanthropic investment. As part of our organizational commitment to the communities we serve, we have created Community Relations Manager positions within our management group. These leaders will help serve as the face of Piedmont within the many communities we serve.

ECONOMIC DEVELOPMENT Piedmont is committed to helping communities attract and retain businesses and industry that are positive influences on our region's economic diversity and well-being. We actively partner with local, regional and state-wide economic development professionals to align efforts that promote a locale's benefits to potential clients. We are also actively involved in local Chambers of Commerce and other civic organizations that promote and proactively work toward developing a positive business climate within the communities and states that we serve.

EMPLOYEE ENGAGEMENT Piedmont's partnerships are built upon a foundation of active employee involvement and leadership in the many civic organizations and charitable agencies that help improve the quality of life within our communities. Piedmont encourages employee engagement, and we measure it in our performance management program. During 2006, Piedmont employees were engaged in over 8,400 activities and contributed many thousands of hours of service that helped improve the communities where they live, work and raise their families. Some of the many organizations in which our employees have volunteered their time and their talents include Junior Achievement, Big Brothers/Big Sisters, the Boy Scouts, The American Heart Association Heart Walk and the Multiple Sclerosis Foundation's MS Bike Tour.

PIEDMONT NATURAL GAS FOUNDATION Through the Piedmont Natural Gas Foundation, formed with an initial corporate contribution of $7 million in 2004 and an additional $1 million contribution in 2005, we also partner with our communities by providing financial support, in the form of grants, to non-profit organizations and agencies throughout our three-state service area. Grants are made by the Piedmont Natural Gas Foundation in accordance with an investment guideline known as **L.E.A.D.S.** This guideline helps to focus grants into one of five major areas: **L**iteracy and Education, **E**nvironmental Stewardship, **A**ssistance with Low-Income Energy Needs, **D**evelopment of Communities and **S**ervice to Neighbors. During 2006, the Piedmont Natural Gas Foundation made grants totaling nearly $900,000 including major gifts to low-income energy assistance agencies, The United Way, and The Arts & Science Council.


Piedmont
Natural Gas



"My decision to invest a significant portion of my portfolio in Piedmont Natural Gas is based upon the favorable working relationship the Company has with their state regulators, a service territory in areas positioned for economic growth and an excellent history of dividend payouts. In addition, Piedmont's dividend reinvestment plan (DRIP) is one of the best available, allowing investors to purchase stock with their dividends at a 5% discount without incurring brokerage fees."



Alfred Glassell, Jr. *is one of the founders of Transcontinental Gas Pipe Line, a major natural gas transmission system built from Texas to New York in 1951, that serves Piedmont's markets in the Carolinas. He has been a shareholder of Piedmont Natural Gas since 1953. Mr. Glassell lives in Houston, Texas and, in addition to his business endeavors, he is dedicated to philanthropy, sports, and fine arts.*

FINANCIAL ACTIVITIES During 2006 we continued to meet our long-term goal of maintaining a solid investment-grade rating. The two firms that rate our long-term debt, Standard and Poor's Rating Services and Moody's Investor Services, issued ratings of "A" and "A3" respectively. As of October 31, 2006, our capitalization consisted of 48% in long-term debt and 52% in common equity, a ratio consistent with our long-term targeted capitalization of 45-50% in long-term debt and 50-55% in common equity.

We also continued our Common Stock Open Market Purchase Program to repurchase shares of common stock to offset share issuance under employee incentive compensation plans, dividend reinvestment and stock purchase plans. This program allows us to maintain our targeted debt-to-equity capitalization ratios. During 2006, we repurchased 2,080,026 shares under the program.

Our Performance Management program supports our financial goals and is aligned with building shareholder value. Our long-term incentive plans are based on annual earnings per share growth and total shareholder return versus our peer group. For the 3-year period ending October 31, 2006, our average annual earnings per share growth was 4.9%. Over the same time period, total shareholder returns were 53%. This placed us at the 68th percentile for the 3-year period. For the 28th consecutive year, we increased our dividend to shareholders.

FINANCING ACTIVITIES We financed our operations in 2006 with internally generated cash, bank lines of credit and the issuance of long-term debt. We use short-term financing options to meet the seasonal needs of our operations. We negotiated a syndicated five-year revolving credit facility to replace our expiring $250 million 364-day committed lines of credit. The credit facility has aggregate commitments totaling $350 million, which may be increased up to $600 million and has annual renewal options. The weighted average interest rate for our short-term debt during the year was 5.03%, comparing favorably to the weighted average prime interest rate of 7.76% for area banks. Under the bank lines of credit, we had $170 million in short-tem debt outstanding on October 31, 2006. The weighted average interest rate on those loans was 5.57% compared with the prime rate of 8.25% on that date.

In 2006, we completed a $200 million long-term debt financing using Insured Quarterly (IQ) notes, the proceeds of which were used to retire senior notes and to repay outstanding short-term borrowing. The IQ notes were the first retail offering of long-term debt in the Company's history. In addition to broadening the ownership of our long-term debt, the embedded cost of our debt fell to 6.92% at October 31, 2006.

Also in 2006, construction-financing arrangements were completed for our Hardy Storage joint venture, an underground natural gas storage field under construction in Hardy and Hampshire Counties, West Virginia. The arrangement includes interim notes and a revolving equity bridge facility for up to $173.1 million during the facility's construction period. We own 50% of the equity ownership in the project and have guaranteed a capped pro rata portion of the construction financing.

In 2007, we expect our cash requirements for capital expenditures to be provided by internally generated cash and short-term borrowings.

REGULATORY ACTIVITIES We continue our focus on building sound regulatory relationships in all three of our state jurisdictions to achieve a reasonable balance between the needs of our customers and our investors.

During 2006, we reached a settlement regarding an experimental rate decoupling tariff that was approved as a part of the Company's 2005 North Carolina rate case. This new rate design, known also as a "conservation tariff," more closely aligns the interests of our shareholders and customers by allowing us to proactively encourage energy conservation in our markets while preserving a fair return for shareholders. The settlement period extends over a three-year period ending October 31, 2008.

In 2006, the Company also reached a settlement of regulatory issues in South Carolina, including our allowed rate of return under the Rate Stabilization Adjustment mechanism and the recovery of uncollectible gas costs through a tracking mechanism effective November 1, 2006.



FRONT LEFT TO RIGHT

Thomas E. Skains
Chairman, President and Chief Executive Officer

Jane R. Lewis-Raymond
Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

A. Leslie Ennis
Vice President
Information Services

MIDDLE LEFT TO RIGHT

Michael H. Yount
Senior Vice President
Utility Operations

Ranelle Q. Warfield
Vice President
Sales and Marketing

Kevin M. O'Hara
Senior Vice President
Corporate and Community Affairs

June B. Moore
Vice President
Customer Service

Jose M. Simon
Vice President and Controller

TOP LEFT TO RIGHT

David L. Trusty
Vice President
Corporate Communications

David J. Dzuricky
Senior Vice President and Chief Financial Officer

Franklin H. Yoho
Senior Vice President
Commercial Operations

Robert O. Pritchard
Vice President
Treasurer and Chief Risk Officer

ORGANIZATIONAL CHANGES In 2006, we restructured the Company's management group. This program was part of an ongoing, larger effort aimed at streamlining our business processes, capturing operational and organizational efficiencies and improving customer service. The restructuring process began with an offer of early retirement for 23 members of the Company's management group and later included the further consolidation and reorganization of other management positions and functions within the Company.

Among those electing retirement were two members of our senior leadership team, Ray Killough and Richard Linville. Both Ray and Richard served our Company in an exemplary fashion, displaying great expertise and leadership for which we are extremely grateful.

It has often been said that one of Piedmont's greatest strengths over the years has been its consistently strong management team. We would like to recognize and express our appreciation to those members of the team who have retired from the Company and who gave so many years of outstanding service as officers, directors and managers. These were highly dedicated individuals who served our Company, our customers and our shareholders well. We wish them every success and gratefully acknowledge their positive impact on the Company.



BOARD OF DIRECTORS

Jerry W. Amos
Attorney at Law
Seabrook Island, South Carolina

E. James Burton*
Dean of the Jennings A. Jones
College of Business
Middle Tennessee State University
Murfreesboro, Tennessee

D. Hayes Clement
Retired Partner
Arthur Andersen LLP
Greensboro, North Carolina

Malcolm E. Everett III
Retired Senior Executive Vice
President
Wachovia Corporation
Charlotte, North Carolina

John W. Harris
President
Lincoln Harris LLC
Charlotte, North Carolina

Aubrey B. Harwell, Jr.
Managing Partner
Neal & Harwell, PLC
Nashville, Tennessee

Muriel W. Sheubrooks
Retired Partner
Greater Carolinas Real Estate
Services, Inc.
Charlotte, North Carolina

Frank B. Holding, Jr.
President
First Citizens Bank
Raleigh, North Carolina

Minor Mickel Shaw
President
Micco Corporation
Greenville, South Carolina

David E. Shi
President
Furman University
Greenville, South Carolina

Thomas E. Skains
Chairman, President and Chief
Executive Officer
Piedmont Natural Gas Company, Inc.
Charlotte, North Carolina

Vicki McElreath*
Retired Audit Partner
PricewaterhouseCoopers LLP
Savannah, Georgia

* *Elected to the Board of Directors effective July 1, 2006.*

Piedmont Natural Gas Company, Inc. and Subsidiaries

Five-Year Comparison
For the Years Ended October 31, 2002 through 2006

	2006	2005	2004	2003	2002
Operating Revenues *(in thousands)*:					
Sales and Transportation:					
Residential	$ 841,051	$ 686,304	$ 624,487	$ 524,933	$ 358,027
Commercial	498,956	421,499	360,355	299,281	191,988
Industrial	205,384	215,505	179,302	112,986	102,127
For Power Generation	22,963	16,248	18,782	3,071	2,368
For Resale	11,342	40,122	38,074	1,948	374
Total	1,579,696	1,379,678	1,221,000	942,219	654,884
Secondary Market Sales	337,278	373,353	301,886	273,369	173,592
Miscellaneous	7,654	8,060	6,853	5,234	3,552
Total	$1,924,628	$1,761,091	$1,529,739	$1,220,822	$ 832,028
Gas Volumes — Dekatherms *(in thousands)*:					
System Throughput:					
Residential	49,119	52,966	54,412	52,603	40,047
Commercial	34,476	36,000	35,483	33,648	25,892
Industrial	80,490	81,102	83,957	60,054	58,414
For Power Generation	26,099	25,591	18,580	2,396	1,734
For Resale	8,472	8,779	8,912	623	41
Total	198,656	204,438	201,344	149,324	126,128
Secondary Market Sales	40,994	47,057	51,707	45,937	55,679
Number of Customers Billed *(12 month average)*:					
Residential	815,579	792,061	771,037	657,965	620,642
Commercial	92,692	91,645	90,328	75,924	72,323
Industrial	3,008	3,146	3,194	2,626	2,583
For Power Generation	12	16	13	5	3
For Resale	19	15	15	4	3
Total	911,310	886,883	864,587	736,524	695,554
Average Per Residential Customer:					
Gas Used — Dekatherms	60.23	66.87	70.57	79.95	64.53
Revenue	$ 1,031.23	$ 866.48	$ 809.93	$ 797.81	$ 576.87
Revenue Per Dekatherm	$ 17.12	$ 12.96	$ 11.48	$ 9.98	$ 8.94
Degree Days — System Average:					
Actual	3,192	3,266	3,331	3,643	3,004
Normal	3,386	3,455	3,524	3,529	3,534
Shares of Common Stock Outstanding at Year End *(in thousands)*	75,464	76,698	76,670	67,309	66,180
Number of Shareholders of Record *(at year end)*	16,280	16,721	16,389	16,433	16,233
Number of Utility Employees	2,051	2,124	2,120	2,155	1,715

Selected Financial Data *(In thousands except per share amounts)*

Years Ended October 31	2006	2005	2004*	2003*	2002*
Operating Revenues	**$1,924,628**	$1,761,091	$1,529,739	$1,220,822	$ 832,028
Margin	**$ 523,479**	$ 499,139	$ 488,369	$ 382,880	$ 335,794
Net Income	**$ 97,189**	$ 101,270	$ 95,188	$ 74,362	$ 62,217
Earnings per Share of Common Stock:					
Basic	**$ 1.28**	$ 1.32	$ 1.28	$ 1.11	$ .95
Diluted	**$ 1.28**	$ 1.32	$ 1.27	$ 1.11	$ .94
Cash Dividends per Share of Common Stock	**$ .950**	$ .905	$ .8525	$ .8225	$ .7925
Total Assets	**$2,733,939**	$2,602,490	$2,392,164	$2,339,283	$1,478,014
Long-Term Debt (less current maturities)	**$ 825,000**	$ 625,000	$ 660,000	$ 460,000	$ 462,000

* Total assets for the years 2002 through 2004 have been restated.

The information presented is not comparable for all periods due to the acquisitions of North Carolina Natural Gas Corporation (NCNG) and an equity interest in Eastern North Carolina Natural Gas Company (EasternNC) effective September 30, 2003.

Selected Quarterly Financial Data *(In thousands except per share amounts)*

					Earnings (Loss) Per Share of Common Stock	
Fiscal Year 2006	Operating Revenues	Margin	Operating Income (Loss)	Net Income (Loss)	Basic	Diluted
January 31	**$921,347**	**$209,372**	**$81,161**	**$ 71,997**	**$ .94**	**$ .94**
April 30	**483,198**	**154,010**	**44,200**	**43,742**	**.57**	**.57**
July 31	**237,874**	**72,982**	**(1,026)**	**(12,389)**	**(.16)**	**(.16)**
October 31	**282,209**	**87,115**	**6,414**	**(6,161)**	**(.08)**	**(.08)**
Fiscal Year 2005						
January 31	$680,556	$202,620	$78,919	$ 71,277	$ .93	$ .93
April 30	508,035	140,657	40,914	39,632	.52	.52
July 31	232,912	76,616	2,984	(4,666)	(.06)	(.06)
October 31	339,588	79,246	2,483	(4,973)	(.06)	(.06)

The pattern of quarterly earnings is the result of the highly seasonal nature of the business as variations in weather conditions generally result in greater earnings during the winter months. Basic earnings per share are calculated using the weighted average number of shares outstanding during the quarter. The annual amount may differ from the total of the quarterly amounts due to changes in the number of shares outstanding during the year.

Common Stock Information

The following table reflects the range of sales prices for shares of Common Stock traded on the New York Stock Exchange (symbol PNY) for the years ended October 31, 2006 and 2005, and the quarterly cash dividends per share.

	2006				2005		
Quarter Ended	High	Low	Dividends Per Share	Quarter Ended	High	Low	Dividends Per Share
January 31	**$24.94**	**$21.26**	**23.00¢**	January 31	$24.35	$22.01	21.50¢
April 30	**25.23**	**23.21**	**24.00¢**	April 30	24.44	21.76	23.00¢
July 31	**26.17**	**23.31**	**24.00¢**	July 31	24.99	22.84	23.00¢
October 31	**27.27**	**24.72**	**24.00¢**	October 31	25.80	22.33	23.00¢

ANNUAL MEETING

The 2007 Annual Meeting of Shareholders will be held at the corporate office of Piedmont Natural Gas, 4720 Piedmont Row Drive, Charlotte, North Carolina 28210, at 8:30 a.m. on Wednesday, March 7, 2007. The formal notice of the meeting, 2006 Form 10-K, proxy statement and form of proxy are being mailed to holders of record of Common Stock along with this Summary Annual Report.

This Summary Annual Report and the financial statements contained herein are presented solely for the general information of security holders and others and are not intended for use in connection with any purchase or sale of securities.

WRITTEN REQUESTS FOR COMMON STOCK TRANSFERS AND OTHER SHAREHOLDER INQUIRIES REGARDING:

- Direct deposit of dividend payments
- Replacement of dividend checks
- Lost or stolen stock certificates
- Change of address
- IRS Form 1099s
- Automatic bank draft for stock purchases
- Consolidation of accounts
- Dividend Reinvestment and Stock Purchase Plan

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
800-937-5449
www.amstock.com

COMMON STOCK LISTING

Common Stock is listed and traded on the New York Stock Exchange under the symbol "PNY." The abbreviations "PiedmontNG" or "PiedNG" appear in various stock listings.

The Company's Chairman, President and Chief Executive Officer certified to the NYSE on March 7, 2006, that as of that date, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. On January 12, 2007, the Company's Chairman, President and Chief Executive Officer and the Company's Senior Vice President and Chief Financial Officer filed and furnished, respectively, with the Securities and Exchange Commission, the certificates required by sections 302 and 906 of the Sarbanes-Oxley Act of 2002, without qualifications.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase Plan provides investors and shareholders with a convenient method for reinvesting dividends and purchasing shares of Common Stock directly from the Company without paying any service charges or brokerage commissions.

Plan Features:

- Initial investment of $250, up to $120,000 per calendar year
- Voluntary cash purchases from $25 per payment to $120,000 per calendar year
- 5% discount on shares purchased with reinvested dividends
- Deposit share certificates for safekeeping
- Automatic monthly investing available.

Call 800-937-5449 for information about the Plan, including a prospectus and enrollment forms.

FINANCIAL INQUIRIES

Anyone seeking financial information should contact:

Margaret M. Griffith
Director — Investor Relations and Venture Administration
704-731-4226
margaret.griffith@piedmontng.com

MEDIA INQUIRIES

The media should contact:
David L. Trusty
Vice President - Corporate Communications
704-731-4391
david.trusty@piedmontng.com

PUBLICATIONS AVAILABLE

To view a copy of press releases or the most recent quarter's financial results, please visit the Company's web site at **www.piedmontng.com.**
Upon request, the Company will provide the following:
Summary Annual Report
Form 10-K
Form 10-Q

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

STREET ADDRESS:

Piedmont Natural Gas
4720 Piedmont Row Drive
Charlotte, North Carolina 28210
704-364-3120

MAILING ADDRESS:

Piedmont Natural Gas
Post Office Box 33068
Charlotte, North Carolina 28233

ON THE WEB:

piedmontng.com

Piedmont Natural Gas is an Equal Opportunity Employer.



Piedmont Natural Gas is an energy services company primarily engaged in the distribution of natural gas to more than one million residential, commercial and industrial utility customers in North Carolina, South Carolina and Tennessee, including 62,000 customers served by municipalities who are wholesale customers. Our subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation.


Reidsville
Winston-Salem
Greensboro
Elizabeth City
Nashville
Spruce Pine
High Point
Burlington
Tarboro
Hickory
Salisbury
Charlotte
NC
Goldsboro
New Bern
Spartanburg
Gaffney
Indian Trail
Rockingham
Fayetteville
Greenville
Anderson
Wilmington
Piedmont Natural Gas
SouthStar Energy Services d.b.a. Georgia Natural Gas
Atlanta
SC
GA

2006
Piedmont Natural Gas
Annual Report



In 2006 we worked hard to

empower our employees

to consistently deliver high quality

services to our customers.

Our best-in-class service standards,

robust customer growth, and

commitment to reliability and safety,

all add up to position the Company

for future success.

IT ALL + ADDS UP